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                                                                      EX-99.4(m)

Guaranteed Lifetime Withdrawal
Benefit Rider                                                  Fax 651.665.7942               (MINNESOTA LIFE LOGO)
                                                               Toll Free 1.800.362.3141
                                                               In Metro Area 651.665.4877
                                                               www.minnesotalife.com

MINNESOTA LIFE INSURANCE COMPANY  o  Annuity Services
400 Robert Street North  o  St. Paul, Minnesota 55101-2098

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

RIDER EFFECTIVE DATE:  [October 1, 2005]

This rider is attached to and made part of this contract as of the Rider Effective Date. Terms not defined in this rider have the meaning given to them in the contract.

This rider guarantees that you may withdraw an amount up to the Guaranteed Annual Income (GAI) each Contract Year until the Owner's death, or in the case of Joint Owners, until the first death. If the Owner of this contract is other than a natural person, such as a trust or other similar entity, the rider guarantees and benefits will be based on the life of the Annuitant(s). We deduct a charge for this rider as described below. Determination of the Guaranteed Withdrawal Benefit (GWB) and GAI is described below.

GUARANTEED WITHDRAWAL BENEFIT (GWB)
The initial GWB will be set to the initial Purchase Payment if this rider is added on the Contract Date. If it is added on a subsequent Contract Anniversary, the initial GWB will be equal to the Contract Value on the Rider Effective Date. Subsequent Purchase Payments and withdrawals will impact the GWB as described below.

The GWB is subject to a maximum of [$5,000,000].

GUARANTEED ANNUAL INCOME (GAI)
The GAI on the Rider Effective Date will be equal to (a) multiplied by (b) where:

         (a) is the initial GWB value on the Rider Effective Date, and

         (b) is the Annual Income Percentage based on the applicable age as of the Rider Effective Date.

Subsequent Purchase Payments and withdrawals will adjust the GAI as described below.

ANNUAL INCOME PERCENTAGE

The Annual Income Percentage is determined based on the age of the oldest Owner as described in this rider. If the Owner of this contract is other than a natural person, such as a trust or other similar entity, the Annual Income Percentage is determined based on the age of the oldest Annuitant as described in this rider.

    Age          Annual Income Percentage
    ---          ------------------------
  [50-59]                 [4.0%]
  [60-69]                 [5.0%]
  [70-79]                 [5.5%]
   [80+]                  [6.0%]

SUB-ACCOUNT ALLOCATION PLAN

While this rider is in effect, the full Contract Value must be allocated to the General Account and/or Sub-Accounts of the Variable Account according to a Sub-Account Allocation Plan approved by us. The Contract Value will be automatically rebalanced each quarter according to the Sub-Account Allocation Plan then in effect. You may reallocate the full Contract Value from the current Sub-Account Allocation Plan to another available Sub-Account Allocation Plan approved by us for use with this rider. Any reallocation request must be received in our home office by Written Request or other form acceptable to us. The reallocation will be effective on the Valuation Date coincident with or next following the day we receive the complete request at our home office. We reserve the right to add, delete, or modify Sub-Account Allocation Plans.

To the extent participation in the Sub-Account Allocation Plan or automatic rebalancing exceeds contract maximums or transfer limitations relative to the General Account, such limitations will be waived while this rider is in effect.



05-70135                                      Minnesota Life insurance Company 1

ADJUSTMENT FOR SUBSEQUENT PURCHASE PAYMENTS

The GWB will be increased by the amount of any subsequent Purchase Payments. For each subsequent Purchase Payment, the GAI will be increased by an amount equal to (a) multiplied by (b) where:

         (a) is the amount of the subsequent Purchase Payment, and

         (b) is the Annual Income Percentage based on the applicable age as of the date the Purchase Payment is credited to the contract.

We limit the application of subsequent Purchase Payments to the GWB and GAI after the first Contract Year following the Rider Effective Date to $25,000 without our prior consent.

GUARANTEED ANNUAL INCOME RESET

Beginning with the [fifth] Contract Anniversary following the Rider Effective Date and every [five] years thereafter, the GAI will be automatically reset to the greater of (a) or (b) where:

         (a) is the GAI immediately prior to the income reset, and

         (b) is an amount equal to (1) multiplied by (2) where:

                  (1) is the greater of the GWB or the Contract Value, and

                  (2) is the Annual Income Percentage based on the applicable age at the time of the reset.

ADJUSTMENT FOR WITHDRAWALS

Each Contract Year any amount you withdraw which is less than or equal to the greater of the GAI or the Required Minimum Distribution (RMD) amount, as described below, will reduce the Contract Value and GWB by the amount of the withdrawal, but will not reduce the GAI.

Amounts withdrawn in excess of the greater of the GAI or the RMD amount in a single Contract Year will cause both the GWB and GAI to be recalculated as follows:

         The GWB will be reduced by an amount equal to (a) multiplied by (b) divided by (c) where:

                  (a) is the GWB immediately prior to the excess portion of the withdrawal,

                  (b) is the amount of the excess withdrawal, and

                  (c) is the Contract Value immediately prior to the excess
                      portion of the withdrawal.

         The GAI will be reduced by an amount equal to (a) multiplied by (b) divided by (c) where:

                  (a) is the GAI prior to the withdrawal,

                  (b) is the amount of the excess withdrawal, and

                  (c) is the Contract Value immediately prior to the excess
                      portion of the withdrawal.

Withdrawals will be made from your values in the General Account and each Sub-Account of the Variable Account on a pro-rata basis relative to your Contract Value. If withdrawals in any Contract Year are less than the GAI, the remaining GAI may not be carried forward to future Contract Years. Amounts less than the entire Contract Value that are applied to provide Annuity Payments under an Annuity Payment option will be treated as a withdrawal for purposes of adjusting the GWB and GAI.

REQUIRED MINIMUM DISTRIBUTION (RMD)

For purposes of this rider, the RMD amount is equal to the amount needed based on the value of your Contract and any riders to meet any required minimum distribution requirement pursuant to the Internal Revenue Code, as amended from time to time, and the regulations promulgated thereunder. Applicable contracts include those issued pursuant to a retirement plan under the provisions of
Section 401, 403, 404, 408, or 457 of the Internal Revenue Code. Amounts withdrawn in excess of the RMD may be treated as an excess withdrawal as described above.

RIDER CHARGE

The annual rider charge is equal to [0.60%] of Contract Value. The rider charge is established on the Rider Effective Date and will not increase. While this rider is in effect, an amount equal to one-fourth of the annual rider charge multiplied by the Contract Value will be deducted quarterly on a pro-rata basis from Contract Values allocated to the Variable Account. The rider charge will be discontinued upon the earlier of the termination of the rider as described below or the date on which the Contract Value equals zero.

EFFECT OF PAYMENT OF DEATH BENEFIT

If you die while the Contract Value is greater than zero and before the GWB is reduced to zero, the beneficiary may elect to receive the death benefit under the contract and this rider will terminate. Alternatively, the beneficiary may be able to elect to continue this rider by taking withdrawals of the current GAI at least annually until the GWB is reduced to zero. No



05-70135                                      Minnesota Life insurance Company 2
additional Purchase Payments may be made and no additional Guaranteed Annual Income Resets will occur. If your designated Beneficiary is not your surviving spouse and withdrawals of the GAI extend beyond the beneficiary's life expectancy, this rider will terminate and the beneficiary will be required to take the death benefit under the contract to comply with Internal Revenue Code sections 72(s) or 401(a)(9), as applicable.

AUTOMATIC PAYMENT PHASE

If the Contract Value is reduced to zero, the contract will enter an automatic payment phase. You may elect to receive the GAI at any frequency offered by us, but at least annually, until the death of the Owner or the death of any Joint Owner. Once selected, the frequency may not be changed without our consent. During this phase, no additional Purchase Payments may be made and all other contract features, benefits, riders, and guarantees except the guarantees provided by this rider are terminated. Upon the death of the Owner or the death of any Joint Owner, this rider terminates and no further benefits are payable unless the GWB is greater than zero. If the GWB is greater than zero at the time of death, the remaining payments will be made to your beneficiaries.

At our discretion, we may elect to pay you or your beneficiaries a lump sum in lieu of future periodic withdrawals. The lump sum value will be equal to the present value of the remaining periodic withdrawal amounts discounted at an interest rate. The interest rate will be the weekly average of the 'Interest Rate Swap' rates as reported in Federal Reserve Bulletin Release H.15 for the period applicable to the remaining withdrawal period plus 0.50%.

RECOVERY OF EXCESS PAYMENTS

We may recover from you or your estate any payments made after the death of the Owner or any Joint Owner.

RIDER TERMINATION

You may elect to cancel this benefit on any Contract Anniversary beginning [seven] Contract Years after the Rider Effective Date. You must provide a Written Request to cancel within 30 days prior to the applicable Contract Anniversary.

The rider will automatically terminate at the earliest of:

         (a) termination or surrender of the contract; or

         (b) any change of Owner or Joint Owner after the Rider Effective Date, or in the case of a non-natural owner, any change of Annuitant or Joint Annuitant after the Rider Effective Date; or

         (c) the Annuity Commencement Date where all remaining Contract Value has been applied to provide Annuity Payments; or

         (d) the date any death benefits are paid either as a lump sum or an adjustment to the Contract Value under the terms of the contract; or

         (e) the date the GWB is reduced to zero following the death of an Owner.

Upon termination of this rider, the benefits and charges within this rider will terminate. A pro-rata amount of the rider charge will be deducted upon termination of this rider or surrender of the contract.


/s/ Dennis E. Prohofsky                           /s/ Robert L. Senkler
Secretary                                         President



05-70135                                      Minnesota Life insurance Company 3

                        Minnesota Life Insurance Company

                            STATEMENT OF VARIABILITY
                  Guaranteed Lifetime Withdrawal Benefit Rider
                              Policy Form 05-70135


The Guaranteed Lifetime Withdrawal Benefit Rider contains several pieces of text that are bracketed to indicate variability. This approach allows for flexibility in the product design within a pre-determined range of values in order to respond to marketplace changes or risk management needs in a timely and cost effective manner.

Multiple cost/benefit options may be available that will allow for a range of product options. For example, we may offer a low cost/low benefit option along with a high cost/high benefit option that allows clients to choose the guarantee and cost that is most appropriate for their situation.

We certify that all contracts issued under a particular product design will use the actual requirement, charge, amount, etc. for that product design and that no individual will be unfairly discriminated against in the application of those items. No change in variability will be made which in any way expands the scope of the item being changed beyond the ranges defined in this document.

The bracketed items will vary as follows:

     o RIDER EFFECTIVE DATE - This will vary by contract and will reflect the date the rider is issued.

     o GUARANTEED WITHDRAWAL BENEFIT MAXIMUM - This item may vary between $1,000,000 and $10,000,000.

     o ANNUAL INCOME PERCENTAGE TABLE - The Annual Income Pecentages may vary between 1.00% and 10.00%. The ages may vary between 35 and 115.

     o    RESET PERIOD - This item may vary from 1 to 10 years.

     o    RIDER CHARGE - This item may vary from 0.20% to 1.25%.

     o    RIDER TERMINATION - This item may vary from 5 to 10 years.

The ages and associated Annual Income Percentages may vary, but both will always be within the ranges defined above. The Annual Income Percentage by age impacts the overall cost of the benefit. If the cost of hedging due to policyholder behavior or economic factors increases, we would like the flexibility to adjust the age ranges and associated percentages, thereby controlling the overall cost of the benefit. Changing the Annual Income Percentages by age would not impact existing policyholders and would be applied only to new issues of the rider. All policyholders within a product class issued this benefit on a given date, at a given cost, would receive the same provisions in their benefit.



05-70135                                      Minnesota Life insurance Company 4